Mountain High Acquisitions Corp.

6501 E. Greenway Pkwy. #103-412

Scottsdale, AZ 85234

March 23, 2017

Via EMAIL

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3030

Re:	Mountain High Acquisitions Corp.
Form 10-K for the Fiscal Year Ended March 31, 2016, Filed July 14, 2016
Amendment 1 to Form 10-K for the Fiscal Year Ended March 31, 2016, Filed February 21, 2017
File No. 333-175825

In response to your additional comments of March 10, 2017 regarding the above review, please see our response below:

Amendment 1 to Form 10-K for the Fiscal Year Ended March 31, 2016

Consolidated Statement of Operations, page 4

1. We note that your Form 10-K is for the fiscal year ended March 31, 2016. However, your Consolidated Statements of Operations state that they are for the three months ended June 30, 2016 and 2015, and indicate that they are unaudited. Further, we note that the fiscal year 2015 loss per share amounts presented are incorrect and the Statements of Cash Flows do not state the periods for which they are presented. Please amend the Form 10-K to include primary financial statements that clearly indicate the correct periods being presented and to correctly present loss per share amounts for the years ended

March 31, 2016 and 2015. Refer to Rule 8-02 of Regulation S-X for guidance on the financial statements required in your Form 10-K and to ASC 220, 225 and 230 for examples of the correct presentation.

See amended 10-K/A (amendment 2) filed March 23, 2017

Note 1 – Organization and Basis of Presentation, page 7

2. We note your response to comment 5 and that you purchased Greenlife for $2.3 million on May 22, 2015. We also note that this acquisition meets the investment significance test detailed in Rule 8-04(b)(2) of Regulation S-X at a greater than 40% level. Accordingly, please file Greenlife’s audited financial statements for the two most recent fiscal years and the interim period prior to acquisition as required by Rule 8-04(c)(1) of Regulation S-X and the related pro forma financial information as required by Rule 8-05 of Regulation S-X.

See 8K filed on March 23, 2017

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

Mountain High Acquisitions Corp.

/s/ Richard G. Stifel

Richard G. Stifel

CFO

303-358-3840

r_stifel@msn.com